

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 11, 2017

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

> **Re:** **Corporación América Airports S.A.**
> **Registration Statement on Form F-1**
> **Filed December 6, 2017**
> **File No. 333-221916**

Dear Mr. Eurnekian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73</u>

<u>Liquidity and Capital Resources, page 105</u>

<u>Cash Flows, page 107</u>

<u>Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016, page 107</u>

<u>Operating Activities, page 107</u>

1. Bullet (iii) does not appear to explain the variance between nine months ended 2017 and 2016 in that it relates to the variance in income taxes paid in 2016 relative to

2015. Please revise your disclosure to address the circumstances applicable to the variance in the interim periods reported.

2. In regard to the variance in operating activities for the nine months ended period and between the years ended 2016 and 2015, you cite as a factor an increase in cash provided by operating activities due to the increase in passenger traffic. It is not clear how this sufficiently addresses the remaining portion of the variance after consideration of the other factors cited given that revenues from passenger traffic would be expected to pay for operating costs such as cost of services and S, G and A. Please revise your disclosure to ensure the aggregate of the factors cited materially explain the total variance in operating cash between comparative periods. Also, quantify all factors cited pursuant to section 501.04 of the staff's Codification of Financial Reporting.

Business, page 118

Our Airports by Country in Which We Operate, page 118

Argentina, page 118

3. We note your response to our prior comment 4 that you are unable to disclose the conversion ratio of the preferred shares as it will be determined at the time of conversion and will be based upon the fair market value of the common shares of AA2000. Please disclose the aggregate value of the preferred shares currently held by the Argentine Government that will be used to determine the conversion ratio. In this regard, we note that the nominal value of the preferred shares will not be used to calculate the conversion ratio.

Regulatory and Concessions Framework, page 144

The AA2000 Concession Agreement, page 147

4. We note your response to our prior comment 9, including the revised disclosure on page 154 that "[t]he 'economic equilibrium' derives from, and is determined in accordance with, the Financial Projection of Income and Expenses and the initial investment, as determined in Annex V of Decree no. 1799107 and subsequent regulations, including ORSNA Note No. 152/08." However, we also note that it does not appear that you have disclosed in your prospectus such Financial Projection of Income and Expenses and the initial investment upon which economic equilibrium will be based. If you do not believe that such information is material, please provide your analysis in your response.

Exhibit 10.2B

5. Please refile so that the tables in Sub-Appendix III-A and Appendix V are legible.

Exhibit 5.1

6. Please have counsel remove the second to the last paragraph in its opinion as investors should be able to rely upon counsel's opinion.

7. We note that counsel has consented that its name be used under the heading "Taxation." However, counsel's name does not appear under the heading "Taxation." Please revise accordingly or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Rossell
        Greenberg Traurig, LLP